**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

## CURRENT REPORT
## Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2010

# PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

| | | |
|---|---|---|
| **Oregon** | **1-5532-99** | **93-0256820** |
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**121 SW Salmon Street, Portland, Oregon 97204**
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01    Other Events.**

As required under the 50-year license that the Federal Energy Regulatory Commission issued to Portland General Electric Company (PGE, or the Company) in 2005 for its Pelton/Round Butte hydroelectric project on the Deschutes River, PGE began construction of a selective water withdrawal system (the SWWS) in late 2007 in an effort to restore fish passage on the upper portion of the river.  The system is designed to collect juvenile salmon and steelhead, allowing them to bypass the dam when migrating to the Pacific Ocean, and help regulate downstream water temperature.  In April 2009, during the final stages of construction, a structural failure of a major component of the SWWS occurred during installation of the component.  As a result of this event, completion of the system, initially planned for the second quarter of 2009, has been delayed until January 2010.

PGE's portion of the total cost of the SWWS, including Allowance for Funds used During Construction (AFDC) and costs incurred due to the delay, is estimated at approximately $85 million.  In a stipulation in the Company's most recent general rate case, the Oregon Public Utility Commission (OPUC) provided for a separate process to recover the cost of the Company's investment in the SWWS.

On January 4, 2010, PGE and the other parties to the regulatory proceeding entered into a Stipulation settling all issues in the proceeding.  Under the Stipulation, the Company will forego recovery of approximately $7.6 million of capital costs, including AFDC, incurred in connection with the above-referenced construction delay that began in April 2009.  The Company anticipates these excluded costs will result in an approximate $5 million after-tax reduction in earnings for the fourth quarter of 2009.  The Company will pursue recovery of these excluded costs through insurance coverage and from firms involved in the design, construction and installation of the system.  However, there is no assurance that the Company will be successful in recovering all or any of such costs.

In consideration of terms set forth in the Stipulation, PGE will be allowed an annualized revenue requirement of $9.8 million in its customer prices effective on the later of (i) February 1, 2010 or (ii) the date that PGE certifies to the OPUC that final testing has been successfully completed and the SWWS is in service, and continuing until the effective date of new rates in the Company's next general rate case.  The Company expects to file a general rate case in early 2010 seeking new rates effective January 1, 2011.  The Company expects to include the costs of the SWWS in these new rates, less (i) the above-referenced $7.6 million of capital costs incurred in connection with the construction delay and (ii) the costs recovered in 2010.

PGE and the other parties have submitted the Stipulation to the OPUC for approval.  The OPUC is expected to rule on whether to approve the Stipulation in January 2010.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

Date:       January 4, 2010      By:      /s/ Maria M. Pope

Maria M. Pope
*Senior Vice President, Chief*
*Financial Officer and Treasurer*